MYLAN N.V.

Building 4, Trident Place

Mosquito Way, Hatfield,

Hertfordshire, AL10 9UL England

July 16, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
cc:	Alla Berenshteyn
cc:	Daniel Greenspan
cc:	Perry Hindin

Re:	Mylan N.V.
Amendment No. 1 to the Registration Statement on Form S-4
Filed June 19, 2015
File No. 333-203873

Revised Preliminary Proxy Statement on Schedule 14A
Filed June 19, 2015
File No. 333-199861

Dear Mr. Riedler:

We refer to the letter dated June 26, 2015 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Mylan N.V., a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands (“Mylan” or the “Company”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to Mylan’s Amendment No. 1 to the Registration Statement on Form S-4, Commission File No. 333-203873, filed on June 19, 2015 (the “Registration Statement”) and Mylan’s Revised Preliminary Proxy Statement on Schedule 14A, Commission File No. 333-199861, filed on June 19, 2015 (the “Proxy Statement”) in connection with Mylan’s proposed acquisition of Perrigo Company plc, a public limited company incorporated under the laws of Ireland (“Perrigo”), by Mylan (the “Transaction”, the “Proposal” or the “Acquisition”).

Concurrently with this response letter, Mylan is electronically transmitting Amendment No. 2 to the Registration Statement (the “Registration Statement Amendment”) and Amendment No. 2 to the Proxy Statement (the “Proxy Statement Amendment”). The Registration Statement Amendment and the Proxy Statement Amendment include revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience six clean copies of both the Registration Statement Amendment and the Proxy Statement Amendment, six copies of the Registration Statement Amendment that have been marked to show changes made to the Registration Statement, and six copies of the Proxy Statement Amendment that have been marked to show changes made to the Proxy Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by Mylan’s response to each comment. The page numbers in the responses refer to pages in the clean copy of the Proxy Statement Amendment or Registration Statement Amendment unless otherwise noted.

1.	Please revise the filings to disclose the lawsuit filed against Mylan and each of its directors by the City of Riviera Beach General Employees Retirement System and Doris Arnold.

Response: The Staff’s comment is noted. In response to the Staff’s comment, disclosure has been added to pages 54–55 of the Proxy Statement Amendment and to page 80 of the Registration Statement Amendment.

2.	We note your response to prior comment 3. Please include as disclosure in the proxy statement the last two sentences of your response.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the last two sentences of our response to prior comment 3 have been added under “Who is entitled to vote at the extraordinary general meeting and how many votes do they have?” on page 3 of the Proxy Statement Amendment.

3.	We note your response to prior comment 4. In the statement found in the proxy statement indicating that the Cut-Off Date does not apply to proxies to vote preferred shares, please supplement the disclosure to clarify that the reference to preferred shares includes preferred shares that may be acquired by Stichting Preferred Shares Mylan upon exercise of its call option.

Response: The Staff’s comment is noted. We respectfully advise the Staff that Mylan will apply the Cut-Off Date to proxies to vote Mylan ordinary shares and Mylan preferred shares. The second page of the notice of the meeting has been revised accordingly.

4.	We note your response to prior comments 6 and 7. Please supplement the revised disclosure to include the information in the last paragraph of your response to prior comment 6. Please also revise the disclosure to clarify, if true, that the current proposal relates solely to the terms of the binding offer and any amended or new offer will require further Mylan shareholder approval or alternatively, if true, that approval of the current proposal will apply to any transaction for Perrigo on any terms that Mylan’s board of directors and management deem appropriate in their discretion. As currently written, the disclosure suggests that Mylan could change material terms of the transaction without resoliciting proxies, so long as Mylan made a supplemental disclosure.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure under “Who is entitled to vote at the extraordinary general meeting and how many votes do they have?” on page 3 of the Proxy Statement Amendment has been supplemented to include the information in the last paragraph of our response to prior comment 6.

We respectfully advise the Staff that the disclosure on page 4 of the Proxy Statement Amendment referenced in the Staff’s comment was intended to provide examples of material changes to the terms of the Transaction for which we would make supplemental disclosure to our shareholders prior to a shareholder vote at the extraordinary general meeting of shareholders. In response to the Staff’s comment, we have revised the disclosure on page 4 of the Proxy Statement Amendment to clarify that the terms of the Acquisition and Share Issuance which would be approved as part of the approval of the Proposal are those described under “The Transaction—Terms of the Transaction” beginning on page 49 of the Proxy Statement Amendment (i.e., the terms of the binding offer as revised on April 29, 2015). We have also revised the disclosure on pages 4, 31 and 49 of the Proxy Statement Amendment to clarify that Mylan may amend or waive conditions to and other terms of the offer for Perrigo ordinary shares at any time after the approval of the Acquisition and Share Issuance by Mylan shareholders except Mylan will not waive the acceptance condition to a level below the minimum threshold of more than 50% required under the Irish Takeover Rules. Mylan will not seek further approval of Mylan’s shareholders for any such amendment or waiver, except that Mylan will seek further approval of Mylan’s shareholders in the event of an increase (other than in a de minimis amount) in the number of Mylan ordinary shares or other consideration to be received by a Perrigo shareholder in the Transaction for each Perrigo ordinary share (including for any such increase in cash paid per Perrigo ordinary share or any extraordinary dividend or share buyback or redemption effected by Perrigo with our consent). We have also revised the disclosure on pages 4, 31 and 49 of the Proxy Statement Amendment to clarify that Mylan believes that any extraordinary dividend or share buyback or redemption effected by Perrigo without Mylan’s consent would be a frustrating action prohibited by the Irish Takeover Rules and accordingly Mylan would first seek to have the Irish Takeover Panel prohibit Perrigo from effecting any such dividend or share buyback or redemption if announced, and that Mylan also may, with the consent of the Irish Takeover Panel, reduce the value of our offer per Perrigo ordinary share by the per share value of an extraordinary dividend or share buyback or redemption and proceed with our offer without further approval of Mylan’s shareholders.

5.	We note your response to prior comment 10. Please supplement the revised disclosure to include the information included in your response.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure under “Comparative Market Price and Dividend Information” on page 21 of the Proxy Statement Amendment and under “What will I receive for my Perrigo ordinary shares?” on page vi and “Comparative Market Price and Dividend Information” on page 19 of the Registration Statement Amendment have been supplemented to include the information in our response to prior comment 10. Specifically, we have supplemented the relevant disclosure to indicate that Mylan believes that the closing price of $68.36 per Mylan ordinary share on April 8, 2015 is the appropriate basis for calculating the effective implied value per Perrigo ordinary share because, as the closing price on the date that Mylan’s offer for Perrigo was first made public, it is a recent market price and is indicative of the value that a former Perrigo shareholder can expect to receive in an at-market transaction following consummation of the Transaction. Because the $68.36 per Mylan ordinary share price is a market price, it does not reflect a change-of-control premium for Mylan’s ordinary shares which would only be realized in a transaction involving a change of control of Mylan.

6.	We note your response to prior comment 13. If Irish Takeover Rules prevent Mylan from including the requested disclosure, please remove this and similar statements from the proxy statement and registration statement.

Response: The Staff’s comment is noted. The relevant disclosure has been deleted from the letter to shareholders in, and pages 10 and 46 of, the Proxy Statement Amendment and from pages 4 and 40 of the Registration Statement Amendment.

7.	We note your response to prior comments 17 and 34. Please disclose why it is necessary to the offer to include this second condition within the Acceptance Condition and the circumstances under which Mylan would lower the acceptance threshold to less than 80%. Given the response to prior comment 20, please also confirm Mylan’s understanding of its obligations under Exchange Act Rule 14d-3(b)(1), Instruction 3 to Rule 14d-4(b) and Rule 14d-4(d)(1) and (2) were Mylan to lower the acceptance threshold below 80%.

Response: The Staff’s comment is noted. The Irish Takeover Rules require that any voluntary offer for equity share capital conferring voting rights or other transferable voting securities which, if accepted in full, would result in the offeror holding more than 50% of the voting rights of the offeree, contain a condition that the offer will lapse unless the offeror has acquired or agreed to acquire securities conferring more than 50% of the voting rights in the offeree. Under the Irish Takeover Rules, the offeror is also entitled to reduce the acceptance condition during the course of the offer, subject however to the minimum threshold condition of 50% of the voting rights of the offeree plus one vote. Mylan is seeking in the first instance to acquire 80% of the voting rights in Perrigo in order to avail itself of the compulsory acquisition mechanism available under Irish law which would allow it to compulsorily acquire any outstanding Perrigo ordinary shares not tendered in the offer. In accordance with customary practice in Irish takeover offers, Mylan has also reserved the right to reduce the acceptance condition to below 80%, subject to obtaining a majority lender consent as required under the bridge credit agreement, where it deems it appropriate to do so in order to consummate the offer (i.e., to prevent the offer from lapsing). Mylan’s ability to reduce the acceptance condition remains subject to the 50% threshold condition imposed by the Irish Takeover Rules and the terms of the bridge credit agreement.

As a failure to satisfy the Acceptance Condition on the expiry date would cause the offer to lapse, Mylan may consider reducing, subject to obtaining a majority lender consent as required under the terms of the bridge credit agreement, the acceptance condition to below 80% (but not less than 50% plus one vote) in order to consummate the offer by acquiring a controlling interest in Perrigo even where it would not be entitled to implement a compulsory acquisition of the outstanding Perrigo ordinary shares. In such circumstances, Mylan would be entitled to exercise control of Perrigo and its board of directors.

We have added disclosure consistent with the foregoing under “Certain Conditions to the Offer” on pages 51–52 of the Registration Statement Amendment and under “Certain Conditions to the Offer” on pages 50–51 of the Proxy Statement Amendment. Additionally, we confirm our understanding of our obligations under the Exchange Act rules referenced in the Staff’s comment and intend to comply with such rules.

8.	In addition, we note that Mylan’s bridge credit agreement, filed on April 24, 2015 as exhibit 10.1 to Form 8-K, does not appear to provide for financing if Mylan does not receive valid acceptances from more than 80% of Perrigo shareholders. Specifically, section 4.02(c)(i) of the bridge credit agreement indicates that a condition to the availability of the loans under the agreement is that Mylan acquire no less than 80% of the shares of Perrigo. In light of above, please provide disclosure, including risk factor disclosure, indicating whether:

•	Mylan will have committed financing to complete the offer if the threshold is lowered below 80%;
•	Mylan is required to obtain a waiver of such condition in such a scenario; and
•	Mylan would otherwise have the resources to consummate the Exchange Offer if it failed to obtain such waiver and not receive bridge credit financing via this agreement.

Response: The Staff’s comment is noted. Under the bridge credit agreement, Mylan may not waive or amend the 80% acceptance condition of the offer without obtaining a majority lender consent. Breach of this term of the bridge credit agreement would result in the failure of a condition precedent to funding the loans, and consequently, the lenders would not be required to fund their loan commitments. Accordingly, if Mylan obtains the consent required under the bridge credit agreement, it may waive or amend the 80% acceptance condition of the offer (subject to the minimum acceptance threshold of more than 50% required under the Irish Takeover Rules) without jeopardizing the availability of loans under the bridge credit agreement. Appropriate disclosure to this effect has been added to pages 10, 27–28, 49–50, 50–51 and 55 of the Proxy Statement Amendment and to pages ix, 2, 27, 50, 51–52 and 75 of the Registration Statement Amendment.

9.	We note the condition on page 48 of the proxy statement and page 50 of the registration statement regarding EU Merger Regulation. With a view towards disclosure, please advise when Mylan will have determined that the EU Merger Regulation is applicable to the offer or its implementation.

Response: The Staff’s comment is noted. We respectfully advise the staff that we have determined that the EU Merger Regulation applies to the offer and its implementation and that, on June 23, 2015, we filed a formal notification of the Transaction with the European Commission. We have revised the disclosure regarding the conditions to the offer on pages 11 and 50 of the Proxy Statement Amendment and pages x, 2 and 51 of the Registration Statement Amendment to reflect the fact that we have determined that the EU Merger Regulation is applicable to the offer and its implementation.

10.	We note your response to prior comment 19. Given the response to prior comment 20, it is unclear why Mylan believes that payment of consideration as late as 14 days after the tender of Perrigo ordinary shares constitutes prompt payment as required by Exchange Act Rules 14e-1(c) and 14d-11(c) and (e). Please advise.

Response: The Staff’s comment is noted. As we stated in our response to prior comment 20, we intend to conduct the offer for Perrigo ordinary shares in accordance with U.S. securities laws. Consistent with Exchange Act Rules 14e-1(c) and 14d-11(c) and (e), Mylan will pay the consideration offered as promptly as possible after tender of Perrigo ordinary shares. Separately, under the Irish Takeover Rules, Mylan is required to pay the consideration within 14 days of the offer becoming or being declared wholly unconditional. We respectfully advise the Staff that the reference to 14 days is simply intended to clarify to the Irish Takeover Panel, and to Perrigo’s Irish shareholders who may be familiar with the applicable Irish Takeover Rules, Mylan’s intent to also comply with the separate requirement of the Irish Takeover Rules. We have revised the disclosure on pages xiv, 9, 43, 44 and 45 of the Registration Statement Amendment to clarify the foregoing.

11.	We note your response to prior comment 20. Please advise us when we can expect to receive the withdrawal of Mylan’s request for exemptive relief.

Response: The Staff’s comment is noted. A withdrawal letter will be submitted promptly following submission of this letter.

12.	We note your response to prior comments 25 and 29 and the related disclosure. Please supplement the disclosure in both filings where applicable to indicate that Mylan has not made a formal unconditional commitment with respect to regulatory approvals from the relevant competition authorities in the EU, Mexico, Russia and Ukraine.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure under “Risks Related to the Transaction” on page 28 and “Regulatory Approvals; Certain Other Legal Matters” on page 54 of the Proxy Statement Amendment, and under “Risks Related to the Offer and Compulsory Acquisition” on pages 27–28 and “Regulatory Approvals; Certain Other Legal Matters” on pages 7 and 79 of the Registration Statement Amendment have been supplemented to indicate that Mylan has not made a formal unconditional commitment to take any and all actions as may be necessary or required in order to ensure that non-U.S. antitrust and competition approvals, including any such approvals as may be required in the EU, Mexico, Russia and Ukraine, are obtained.

13.	We note your response to prior comment 30. Please supplement the disclosure on page 89 of the registration statement under the caption “Nomination of Directors” to include the information contained in the last two sentences of the first paragraph of your response.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure under “Election and Removal of Directors—Binding Nominations” on page 83 and “Nomination of Directors” on page 93 of the Registration Statement have been supplemented to include the information contained in the last two sentences of the first paragraph of our response to prior comment 30.

14.	The response to prior comment 30 indicates that a resolution of shareholders at the General Meeting to suspend or remove a Director pursuant to and in accordance with a Board proposal shall be passed by simple majority of the votes cast. Please reconcile this response with disclosure on page 90 of the registrations statement under the caption “Removal of Directors” that indicates that the required vote is an absolute majority of the votes cast.

Response: The Staff’s comment is noted. We respectfully advise the Staff that we did not intend to distinguish between “simple majority” and “absolute majority” in our response to prior comment 30. The requisite vote to pass a resolution of the General Meeting to suspend or remove a director pursuant to or in accordance with a proposal by the Mylan Board is 50% plus one of the votes cast, which is referred to as “absolute majority” throughout the Registration Statement Amendment.

15.	We note that in response to prior comment 31, you have deleted the referenced sentence “By exercising the option to acquire the company’s preferred shares…” and replaced it with different disclosure found on pages 111 and 112 of the registration statement. Please supplement the disclosure to answer the following questions:

•	What is the meaning of the statement “the foundation is restricted from exercising more voting power than required to neutralize a perceived threat.” Can the foundation acquire or vote a number of shares in excess of the number acquired by a hostile bidder for Mylan? Could the foundation determine that it was necessary to acquire or vote a greater number of shares?
•	The revised disclosure references a hostile bidder. When the hostile bidder no longer presents a “threat,” can the foundation determine that some other threat existed that justified its use of voting rights?

•	What constitutes a “perceived threat?”
•	Does Mylan have an expectation that Stichting Preferred Shares Mylan will exercise its call option given the Teva proposal?

Response: The Staff’s comment is noted. In response to the Staff’s comment, we have revised the disclosure under the caption “Rights Agreement/Preferred Shares” on pages 116–118 of the Registration Statement Amendment to expand the description of the Foundation’s limited protective purpose. We also have added additional disclosure explaining that Stichting Preferred Shares Mylan (the “Foundation”) determines in its sole discretion, acting reasonably and within the limits set by its governing documents and Dutch law, whether or not it perceives that there is a threat to the Company, its businesses and its stakeholders and, if so, whether or not it is required to act by exercising its call option and voting (or not voting) the Mylan preferred shares. We have further revised the disclosure to expand the description of the limitations under Dutch law and the Foundation’s governing documents on the Foundation’s conduct, including that the Foundation is (i) permitted to acquire and vote the Mylan preferred shares solely to the extent these actions further the Foundation’s limited, protective purpose and (ii) restricted from exercising any voting power unless it is an adequate and proportional response to a threat reasonably perceived by the Foundation. We have clarified that the Foundation thereby is limited to exercising its voting power to a situation where a party or parties posing such a threat could actually vote (or control the vote on) Mylan ordinary shares and in an amount not greater than the voting power of the party or parties posing the threat.

We separately have added disclosure explaining that, subject to the same limitations described above, the Foundation would continue to have the right to exercise the call option in the future in response to a new threat to the interests of the Company, its businesses and its stakeholders.

The Foundation is an independent entity with its own independent directors and advisers, and as explained above, will determine in its sole discretion, acting reasonably and within the limits set by its governing documents and Dutch law, whether or not it perceives that there is a threat to the Company, its businesses and its stakeholders and, if so, whether or not it is required to act by exercising its call option and voting (or not voting) the Mylan preferred shares. Since it would be inappropriate for Mylan to publicly comment on a decision that is within the sole discretion of the Foundation and its independent board of directors, we have not added disclosure of Mylan’s expectation regarding whether or not the Foundation will exercise the call option in response to Teva’s non-binding expression of interest. However, we respectfully note that, as already disclosed under “Who is entitled to vote at the extraordinary general meeting and how many votes do they have?” on page 3 of the Proxy Statement Amendment, the Company will publicly disclose on a Current Report on Form 8-K if the Foundation exercises the call option.

We hope that these responses adequately address the Staff’s comments.

In addition, consistent with our discussions with the Staff, we wish to confirm that we intend to include in the next filing of the Proxy Statement and the Registration Statement, Omega Pharma Invest N.V.’s (“Omega”) Annual Report 2014, which contains its audited financial statements as of and for the year ended December 31, 2014, which are the most recent publicly available financial statements of Omega.

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact our outside counsel, Thomas E. Dunn, of Cravath, Swaine and Moore LLP, at (212) 474-1108.

Very truly yours,

/s/ Bradley L. Wideman
Bradley L. Wideman
Vice President, Associate General Counsel, Securities and Assistant Secretary

cc:	John D. Sheehan, Mylan
Joseph F. Haggerty, Mylan
Mark Nance, Mylan
Thomas E. Dunn, Cravath